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VIA EDGAR                                                  April 18, 2001
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:  J.P. Morgan Institutional Funds
     Request for Withdrawal of Registration Statement on Form N-14 File No. 333-58944

Ladies and Gentlemen:

     It has come to our attention that, because of a data input error by the printer, a Registration Statement on Form N-14 was incorrectly filed with the Securities and Exchange Commission on April 13, 2001, on behalf of J.P. Morgan Institutional Funds for the J.P. Morgan Institutional Tax Exempt Bond Fund. The Registration Statement was subsequently filed correctly on April 16, 2001, on behalf of Mutual Fund Select Trust (the "Company").

     The Company respectfully requests that the above-named Registration Statement on Form N-14 filed on behalf of J.P. Morgan Institutional Funds be withdrawn pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"). Pursuant to the provisions of Rule 477 under the 1933 Act, the Company hereby requests that the Commission find that such withdrawal is consistent with the public interest and the protection of investors, consent to the withdrawal of the above-named Registration Statement and issue an order granting such withdrawal. In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the Secretary of the



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Company and the Agent for Service named in the Registration Statement of the
Company, for and on behalf of the Company.

     Should you have any questions regarding this matter, please do not hesitate to call Cynthia Cobden at (212) 455-7744, David Wohl at (212) 455-7937 or Michael B. Garcia at (212) 455-2795.


                                                  Mutual Fund Select Trust



                                                  By: /s/ Lisa Hurley
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                                                      Lisa Hurley
                                                      Secretary



cc:  Mary Cole